

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

April 12, 2013

G. Thomas Frankland
President and Chief Executive Officer
Atlantic Coast Financial Corporation
10151 Deerwood Park Blvd.
Building 200, Suite 100
Jacksonville, Florida 32256

> **Re:** **Atlantic Coast Financial Corporation**
> **Proxy Statement on Schedule 14A**
> **Filed March 27, 2013**
> **File No. 001-35072**

Dear Mr. Frankland:

     We have limited our review of your proxy statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Atlantic Coast Financial's Reasons for the Merger and Recommendation of the Board of Directors that Atlantic Coast Financial Stockholders Vote "FOR" Approval of the Merger Agreement, page 25

1. Revise to specifically note each line item analysis underlying the financial advisor's opinion that does not appear to support the recommendation of the board and explain why, in light of that analysis, it is recommending the transaction.

2. Please expand the first and sixteenth bullets to be more specific.

Opinion of Atlantic Coast Financial's Financial Advisor, page 26

3. Please confirm that Atlantic Coast's financial projections have not been given to Bond Street or disclose them in your next filing.

4. We note the disclosures of the material relationship between Atlantic Coast Financial Crescent and KBW or Stifel, Nicolaus during the last two years. Disclose the aggregate amount paid for services over the last two years whether or not they were paid in connection with this transaction. Please refer to Section 1015(b)(4) of Regulation M-A.

Ownership of Atlantic Coast Financial Corporation Common Stock By Certain Beneficial Owners And Management, page 50

5. Please identify the natural person who is the beneficial owner for the shares held by Mendon Capital Advisors Corp.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your revised preliminary information statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3698 with any questions.

Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief